June 11, 2025

Edward J. Prajzner
Senior Executive Vice President and Chief Financial Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

       Re: Mistras Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Annual Report to Security Holders for Fiscal Year Ended December 31, 2024
           Response dated June 2, 2025
           File No. 001-34481
Dear Edward J. Prajzner:

       We have reviewed your June 2, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 19,
2025 letter.

Annual Report to Security Holders for Fiscal Year Ended December 31, 2024 Key Financial Highlights

1. We read your response to prior comment 1. For all non-GAAP measures presented, please include reconciliations to the comparable GAAP measures in future Annual
       Reports to Security Holders. Refer to Item 100(a)(2) of Regulation G. June 11, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services